Exhibit 99.6

Press Release

VERAXA Biotech AG Appoints Carl von Halem as Interim
Chief Financial Officer and Successor to Torsten Bürgermeister

ZURICH, SWITZERLAND – July 10, 2026 – VERAXA Biotech AG (NASDAQ: VRXA; “VERAXA”), an emerging leader in designing novel cancer therapies, today announced the appointment of Carl von Halem as Interim Chief Financial Officer. He succeeds Torsten Bürgermeister. The company is currently in the final stages of discussions with a highly qualified successor who is expected to support VERAXA’s next phase of expansion and operational growth. The company will provide an update to the market in due course.

“Carl von Halem is ideally positioned to support the company in this transitioning process. As Chief Financial Officer of Xlife Sciences, he has been instrumental in taking VERAXA public and has supported the growth of the organization over several years. He has been actively involved in all stages and processes of the listing, working closely with internal and external stakeholders throughout the transaction. As a result, he possesses an in-depth understanding of the company’s operational management, strategic development, and organizational structure. Additionally, his past and present other executive and supervisory board roles in the Life Sciences and MedTech industry provide him with profound sector expertise,” commented Oliver R. Baumann, Chairman of the VERAXA Board. “We also like to thank Torsten Bürgermeister for his many contributions over the last four and a half years.”

Carl von Halem is a finance executive, entrepreneur and board member with extensive experience in corporate finance, venture building, life sciences and technology-driven businesses. He currently serves as Chief Financial Officer of Xlife Science AG, a Swiss life-science focused incubator, Managing Director of Xlife Science GmbH, and Board Member of the Xlife Science’s portfolio companies Axenoll Life Sciences AG and FUSE-AI AG. Previously, he co-founded and served as Chief Operating Officer at Munich-based FinTech company CommneX, a digital tendering and matchmaking platform connected financial projects of municipalities, public corporations, and municipal-related companies with financial partners such as banks, insurance companies, and institutional investors. In this role, he was instrumental in building and scaling CommneX’ business and operations, in establishing strategic partnerships and developing innovative financing solutions for the public sector. Prior to that, Mr. von Halem held various roles in the renewable energy sector such as Senior Associate of Berlin-based SaEnergy Systems. Carl von Halem holds a Master’s degree in Economics from the Technical University of Berlin.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

About VERAXA Biotech AG (NASDAQ: VRXA)

At VERAXA, we are building a premier engine for the discovery and development of next-generation antibody-based therapeutics, including conditionally active T cell engagers, bispecific ADCs and other innovative formats. Powered by a suite of transformative technologies and guided by rigorous quality-by-design principles, we are rapidly advancing our pipeline of TCEs, ADCs, and proprietary BiTAC formats into clinical development and beyond. VERAXA was founded on scientific breakthroughs made at the European Molecular Biology Laboratory (EMBL), a world-renowned institution known for pioneering life science research and cutting-edge technology.

For regular updates about VERAXA Biotech, visit www.veraxa.com or follow us on LinkedIn, X (formerly known as Twitter) and Bluesky. BiTAC® is a registered trademark of VERAXA Biotech GmbH.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that address activities, events, or developments that VERAXA Biotech AG (the “Company”) intends, expects, plans, projects, believes, or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations, including with respect to the company’s ability to identify, secure, and maintain key personnel. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Forward-looking statements contained on this press release should be evaluated together with the many uncertainties that affect the Company’s business, particularly those identified or referenced in the risk factors section of the Company’s most recent Annual Report on Form 20-F and any subsequent reports on Form 6-K. These documents are available from the Securities and Exchange Commission, the Company website or from Company Investor Relations.

In addition, any information contained in this press release was current as of the date presented and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change, whether as a result of new information, future events or otherwise. Consequently, the company will not update the information contained in this press release and investors should not rely upon the information as current or accurate after the presentation date.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Contact

VERAXA Biotech AG - Corporate
Christoph Antz, Ph.D.
Chief Executive Officer, Co-Founder
investors@veraxa.com

For Media and Investors – U.S.
Brandon Weiner
ICR Healthcare
VERAXA@icrhealthcare.com

For Media and Investors – EU
Mario Brkulj
investors@veraxa.com

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

3